UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13-d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO §240.13-d-2(a)

(Amendment No.            )*

Marvel Entertainment, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

57383T103

(CUSIP Number)

Roger J. Patterson

Managing Vice President - Counsel

Registered In-House Counsel

500 South Buena Vista Street

Burbank, California 91521

(818) 560-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Morton A. Pierce

Chang-Do Gong

Dewey & LeBoeuf LLP

1301 Avenue of the Americas

New York, NY 10019

(212) 259-8000

August 31, 2009

(Date of Event which Requires Filing of this Statement)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 57383T103	SCHEDULE 13D	Page 2 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Walt Disney Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 28,887,785[1]
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0 [1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,887,785[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 36.8%[1]
14.	Type of Reporting Person (See Instructions) CO

[1]

Based on 78,493,680 shares of Marvel (as defined below) common stock outstanding as of August 28, 2009 as set forth in the Merger Agreement (as defined below). Pursuant to the Voting Agreement described below, Disney (as defined below) may be deemed to have beneficial ownership of common stock of Marvel outstanding on the record date of any vote at a stockholder meeting or through written consent for certain events as set forth in the Voting Agreement. Disney may be deemed to have beneficial ownership of 28,887,785 shares of Marvel common stock if the record date were August 28, 2009. Neither the filing of this Statement (as defined below) on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Disney that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(Continued on following pages)

(Page 2 of 10)

CUSIP No. 57383T103	SCHEDULE 13D	Page 3 of 10 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Marvel Entertainment, Inc., a Delaware corporation (“Marvel”). Marvel’s principal executive offices are located at 417 Fifth Avenue, New York, New York 10016.

Item 2.	Identity and Background.

(a)-(c) This Statement is being filed by The Walt Disney Company, a Delaware corporation (“Disney”). The address of the principal place of business and principal office of Disney is 500 South Buena Vista Street, Burbank, California 91521. Disney, together with its subsidiaries and affiliates, is a leading diversified international family entertainment and media enterprise with five business segments: media networks, parks and resorts, studio entertainment, interactive media and consumer products. The name, business address and present principal occupation or employment of each executive officer and director of Disney, and the name, principal place of business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule A hereto and incorporated herein by reference.

(d) During the last five years, neither Disney, nor to Disney’s knowledge, any person named on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Disney, nor to Disney’s knowledge, any person named on Schedule A, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except that in December 2004, Disney, without admitting or denying the findings of the Securities and Exchange Commission (the “SEC”), consented to the SEC’s entering an Order Instituting Cease and Desist Proceedings, Making Findings and Imposing a Cease and Desist Order Pursuant to Section 21 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The SEC found that Disney had violated Sections 13(a) and 14(a) of the Exchange Act by failing to disclose the following relationships between Disney and certain directors: the employment of adult children of three directors by Disney and the wife of another director by a 50% owned joint venture (whose employment preceded the director’s tenure); the provisions of an office, secretary and driver to a former director following his retirement as Chief Executive Officer of Capital Cities/ABC, Inc.; and the payments made to Air Shamrock, Inc., a company controlled by a former director, in reimbursement for his business use of a private corporate jet. The order requires Disney not to commit or cause any violations of Sections 13(a) and 14(a) of the Exchange Act.

(f) The citizenship of each executive officer and director of Disney is set forth on Schedule A.

Item 3.	Source and Amount of Funds or Other Consideration.

As described in response to Item 4, the Voting Agreement Shares (as defined below) to which this Statement relates have not been purchased by Disney, and thus no funds were used for such purpose. As an inducement for Disney to enter into the Merger Agreement described in Item 4, Mr. Isaac Perlmutter, Object Trading Corp., Zib, Inc. and the Isaac Perlmutter Trust (collectively, the “Marvel Stockholders”) entered into a voting agreement, dated as of August 31, 2009 (the “Voting Agreement”) with Disney and Marvel with respect to the Voting Agreement Shares. Disney did not pay additional consideration to the Marvel Stockholders in connection with the execution and delivery of the Voting Agreement. For a description of the Voting Agreement, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

CUSIP No. 57383T103	SCHEDULE 13D	Page 4 of 10 Pages

Item 4.	Purpose of Transaction.

As an inducement for Disney to enter into the Merger Agreement (as defined below), the Marvel Stockholders entered into the Voting Agreement. The purpose of the Voting Agreement is to facilitate the transactions contemplated by the Merger Agreement.

Merger Agreement

On August 31, 2009, Disney, Maverick Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Disney (“Merger Sub”), Maverick Merger Sub, LLC, a single member Delaware limited liability company and wholly owned subsidiary of Disney (“Merger LLC”), and Marvel entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Disney has agreed to acquire Marvel through a merger of Merger Sub with and into Marvel (the “Merger”), with Marvel to be the surviving corporation (the “Surviving Corporation”), which will be followed, immediately after the effective time of the Merger (the “Effective Time”), by a merger of the Surviving Corporation with and into Merger LLC (the “Upstream Merger”), with Merger LLC to be the surviving entity in the Upstream Merger. As a result of the Merger and the Upstream Merger, Marvel will become a wholly owned subsidiary of Disney. The Board of Directors of Disney and Marvel approved the Merger and the Merger Agreement.

At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any shares of the capital stock of Marvel, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than any dissenting shares) will be converted into the right to receive (i) $30 in cash (the “Cash Consideration”) and (ii) 0.7452 shares of Disney common stock (the “Exchange Ratio”, and together with the Cash Consideration, the “Merger Consideration”). However, if the aggregate value of the shares of Disney common stock issued pursuant to the Merger, valued as of the closing date of the Merger (the “Total Stock Consideration”) is less than 40% of the sum of the Total Stock Consideration plus the aggregate value of the cash paid to Marvel stockholders pursuant to the Merger (such sum, the “Total Consideration”) then the Exchange Ratio will be increased, and the amount of cash paid per share of Common Stock will be correspondingly decreased, such that the Total Stock Consideration equals 40% of the Total Consideration. For every .0001 increase to the Exchange Ratio, the per-share cash consideration will be reduced by the product of .0001 multiplied by the average of $26.84 and the closing date value of one share of Disney common stock. No fractional shares of Disney common stock will be issued in the Merger.

It is currently contemplated that the Cash Consideration paid to the holders of the Marvel Common Stock pursuant to the Merger Agreement will be financed by Disney through working capital and other available sources of liquidity, which may include loans from banks and other financial institutions.

Pursuant to the Merger Agreement, at the effective time of the Merger (i) the directors of Merger Sub will become the directors of the Surviving Corporation and (ii) the officers of Merger Sub will become the officers of the Surviving Corporation. Also pursuant to the Merger Agreement, at the effective time of the Upstream Merger, the articles of incorporation and bylaws of Merger LLC will become the articles of incorporation and bylaws of the surviving entity in the Upstream Merger. Following the completion of the Merger, Marvel’s Common Stock will be delisted from the New York Stock Exchange.

The completion of the Merger is subject to various customary conditions, including, among others (i) obtaining the approval of Marvel stockholders, (ii) obtaining clearance under the Hart-Scott-Rodino Antitrust Improvements Act and certain non-United States merger control regulations, (iii) subject to certain materiality

CUSIP No. 57383T103	SCHEDULE 13D	Page 5 of 10 Pages

exceptions, the accuracy of the representations and warranties made by Disney and Marvel, respectively, and compliance by Disney and Marvel with their respective obligations under the Merger Agreement and (iv) declaration of the effectiveness by the SEC of the Registration Statement on Form S-4 to be filed by Disney.

Voting Agreement

Concurrent with the execution and delivery of the Merger Agreement, the Marvel Stockholders entered into the Voting Agreement with Disney and Marvel. Shares of Common Stock beneficially owned by the Marvel Stockholders subject to the Voting Agreement (the “Voting Agreement Shares”) constituted 36.8% of the total issued and outstanding shares of Common Stock as of August 28, 2009. Pursuant to the Voting Agreement, the Marvel Stockholders have agreed to vote, or cause to be voted, the Voting Agreement Shares in favor of adoption of the Merger Agreement and approval of each of the transactions contemplated thereby. Further, the Marvel Stockholders have agreed to vote against (i) the approval of any alternative business combination transaction or the adoption of any agreement relating to any alternative business combination transaction or (ii) any amendment to Marvel’s certificate of incorporation or bylaws or any other action involving Marvel which would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Marvel contained in the Merger Agreement or of the Marvel Stockholders contained in the Voting Agreement or would in any manner compete with, or interfere with, the Merger.

In the Voting Agreement, the Marvel Stockholders have agreed not to, among other things, sell, transfer, pledge, encumber or otherwise dispose of, or enter into any contract, option or other agreement with respect to the transfer of any Voting Agreement Shares, or grant any proxies or options with respect to the Voting Agreement Shares. The Marvel Stockholders have also agreed (i) not to solicit any alternative business combination transaction proposal, or engage in discussions with any person or enter into any agreement with respect to, any alternative business combination transactions, and (ii) not to take any action which makes, or would reasonably be expected to make, any representation or warranty of the Marvel Stockholders in the Voting Agreement untrue or incorrect.

Under the terms of the Voting Agreement, the Marvel Stockholders have granted Disney an irrevocable proxy with respect to the Voting Agreement Shares. The irrevocable proxy allows Disney to vote the Voting Agreement Shares in the manner set forth above.

The Voting Agreement will terminate upon the earliest to occur of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement in accordance with its terms.

The foregoing descriptions of the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to the full text of such agreements. The Merger Agreement and the Voting Agreement are filed as Exhibits 1 and 2 hereto, respectively, and are incorporated herein by reference.

Except as set forth in this Statement, the Merger Agreement and the Voting Agreement, neither Disney nor to Disney’s knowledge, any person named on Schedule A has any present plans which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) Pursuant to the Voting Agreement, Disney may be deemed to have beneficial ownership of 28,887,785 shares of Common Stock outstanding on the record date of any vote at a stockholder meeting or through written consent for certain events as set forth in the Voting Agreement. Based on 78,493,680 shares of Common Stock outstanding as of August 28, 2009, as set forth in the Merger Agreement, Disney may be

CUSIP No. 57383T103	SCHEDULE 13D	Page 6 of 10 Pages

deemed to have beneficial ownership of 36.8% of the Common Stock if the record date were August 28, 2009. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Disney that it is the beneficial owner of any of the Common Stock referenced herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

To Disney’s knowledge, no shares of Common Stock are beneficially owned by any of the persons listed on Schedule A.

(b) Pursuant to the Voting Agreement, Disney may be deemed to have shared power to vote or direct the voting of 28,887,785 shares of Common Stock held by the Marvel Stockholders.

The information required by Item 2 relating to the Marvel Stockholders is set forth in Schedule B and consists of information filed by the Marvel Stockholders under Section 13 of the Exchange Act. While Disney has no reason to believe that such information was not reliable as of its date, Disney makes no representation or warranty with respect to the accuracy or completeness of such information, and the filing of this Statement shall not create any implication under any circumstances that there have been no events, or that there is no other information, including events or information not yet publicly disclosed by any of the Marvel Stockholders, which may affect the accuracy or completeness of such information.

(c) Except for the Merger Agreement and the Voting Agreement, and the transactions contemplated by those agreements, neither Disney nor, to Disney’s knowledge, any person named on Schedule A, has effected any transaction in the Common Stock during the past 60 days.

(d) Except for the Merger Agreement and the Voting Agreement, and the transactions contemplated by those agreements, neither Disney nor, to Disney’s knowledge, any person named on Schedule A, has the right to receive or power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in Items 3, 4 and 5 and in the agreements incorporated herein by reference and set forth as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 and any person with respect to the securities of Marvel, including, without limitation, the transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of Marvel.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Agreement and Plan of Merger, dated as of August 31, 2009, by and among The Walt Disney Company, Maverick Acquisition Sub, Inc., Maverick Merger Sub, LLC and Marvel Entertainment, Inc. (Incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K, filed by The Walt Disney Company on August 31, 2009).

Exhibit 2:	Voting Agreement, dated as August 31, 2009, by and among The Walt Disney Company, Marvel Entertainment, Inc., Isaac Perlmutter, Object Trading Corp., Zib, Inc. and the Isaac Perlmutter Trust (Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K, filed by The Walt Disney Company on August 31, 2009).

CUSIP No. 57383T103	SCHEDULE 13D	Page 7 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2009

The Walt Disney Company

By:	/s/ Roger J. Patterson
Name:	Roger J. Patterson
Title:	Managing Vice President, Counsel Registered In-House Counsel

CUSIP No. 57383T103	SCHEDULE 13D	Page 8 of 10 Pages

SCHEDULE A

Set forth below is a list of the directors and executive officers of Disney, setting forth the business address and present principal occupation or employment, and the name and address of any corporation or organization in which such employment is conducted, of each person. To Disney’s knowledge, all directors and officers listed below are citizens of the United States. Unless otherwise indicated below the business address of each person is c/o The Walt Disney Company, 500 S. Buena Vista St., Burbank, CA 91521.

Directors of Disney

Name	Present Principal Occupation and Business Address of Such Organization
John E. Pepper, Jr. (Chairman)	Co-Chairman of the National Underground Railroad Freedom Center. 50 East Freedom Way, Cincinnati, Ohio 45202.

Susan Arnold	Retired President Global Business Units of Procter & Gamble. PO Box 42511 Cincinnati, Ohio 45242.

John E. Bryson	Former Chief Executive Officer of Edison International, as well as Senior Advisor to Kohlberg Kravis Roberts & Co. The address of Edison International is 2244 Walnut Grove Avenue, Suite 428, Rosemead, California 91770.

John S. Chen	Chairman, Chief Executive Officer and President of Sybase, Inc. One Sybase Drive, Dublin, California 94568.

Judith L Estrin	Chief Executive Officer of JLABS, LLC, (formerly Packet Design Management Company, LLC). 890 Santa Cruz Avenue, Suite B, Menlo Park, California 94025.

Robert A. Iger	President and Chief Executive Officer of Disney.

Steve Jobs	Chief Executive Officer of Apple, Inc. 1 Infinite Loop, Cupertino, California 95014.

Fred H. Langhammer	Chairman, Global Affairs, of The Estée Lauder Companies Inc. 767 Fifth Avenue, New York, New York 10153.

Aylwin B. Lewis	President and Chief Executive Officer of Potbelly Sandwich Works, LLC. 222 Merchandise Mart Plaza, 23rd Floor, Chicago, Illinois 60654.

Monica C. Lozano	Publisher and Chief Executive Officer of La Opinión. 411 West Fifth Street, Los Angeles, California 90013.

Robert W. Matschullat	Private equity investor. 537 Steamboat Road, Suite 200, Greenwich, Connecticut 06830.

Orin C. Smith	Retired President and Chief Executive Officer of Starbucks Corporation. 2401 Utah Avenue South, Seattle, Washington 98134.

CUSIP No. 57383T103	SCHEDULE 13D	Page 9 of 10 Pages

Executive Officers of Disney

Name	Present Principal Employment
Alan N. Braverman	Senior Executive Vice President, General Counsel and Secretary.

Robert A. Iger	President and Chief Executive Officer.

Kevin A. Mayer	Executive Vice President, Corporate Strategy, Business Development and Technology.

Christine M. McCarthy	Executive Vice President, Corporate Finance and Real Estate and Treasurer.

Thomas O. Staggs	Senior Executive Vice President and Chief Financial Officer.

CUSIP No. 57383T103	SCHEDULE 13D	Page 10 of 10 Pages

SCHEDULE B

Certain Information Regarding the Marvel Stockholders

The information set forth on this Schedule B relating to the Marvel Stockholders is based on information filed with the SEC under Section 13 of the Exchange Act. While Disney has no reason to believe that such information was not reliable as of its date, Disney makes no representation or warranty with respect to the accuracy or completeness of such information.

Object Trading Corp.

Name and Positions Held	Present Principal Occupation and Business Address of Such Organization	Business Address
Isaac Perlmutter President and sole Director	Chief Executive Officer of Marvel Entertainment, Inc.	P.O. Box 1028 Lake Worth, FL 33460

Isaac Perlmutter

Name and Positions Held	Present Principal Occupation and Business Address of Such Organization	Business Address
Isaac Perlmutter	Chief Executive Officer of Marvel Entertainment, Inc.	P.O. Box 1028 Lake Worth, FL 33460

Isaac Perlmutter Trust

Name and Positions Held	Present Principal Occupation and Business Address of Such Organization	Business Address
Isaac Perlmutter Trustee	Chief Executive Officer of Marvel Entertainment, Inc.	P.O. Box 1028 Lake Worth, FL 33460

Laura Perlmutter Trustee	Investor	P.O. Box 1028 Lake Worth, FL 33460

Zib, Inc.

Name and Positions Held	Present Principal Occupation and Business Address of Such Organization	Business Address
Isaac Perlmutter President and Director	Chief Executive Officer of Marvel Entertainment, Inc.	P.O. Box 1028 Lake Worth, FL 33460

Robert M. Grosser Director	Consultant	RKG Consulting Corp. 63 Ramapo Valley Road Suite 101 Mahwah, NJ 07430

To the best of Disney’s knowledge, none of the Marvel Stockholders has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best of Disney’s knowledge, each person listed above is a citizen of the United States.